Rule 12g3-2(b) File No. 82-34680

November 12, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated November 12, 2004 referring to "Notice of repurchase of shares" [English translation].

2. Press Release dated November 12, 2004 referring to "Sumisho Metalex Corporation is to become Sumitomo Corporation's wholly owned subsidiary through a stock-for-stock merger transaction" [English translation].

dlw 11/22

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

[Brief English Translation of original release in Japanese]

For Immediate Release

November 12, 2004

To whom it may concern:

Sumitomo Corporation
(Motoyuki Oka, President and CEO)
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Notice of repurchase of shares

Sumitomo Corporation (hereafter referred to as the "Company") announced that on November 12, 2004 its board of directors approved repurchases of its shares as follows, pursuant to Article 211-3, Section 1, Paragraph 2 of the Commercial Code.

1. Reasons for the repurchases of shares
   The Company intends to repurchase its own shares to implement adequate capital policy quickly to cope with the changing economic environment.

2. Details of the repurchases of shares

(1) Class of shares to be repurchased	Common stock of the Company
(2) Number of shares repurchased	Up to 2,300,000 shares
(3) Aggregate purchase price	Up to JPY 2,300,000,000
(4) Purchase period	November 15, 2004 through December 13, 2004

(Reference)

Treasury stock as of October 31, 2004

Total outstanding shares	1,203,703,485 shares
Treasury stock	905,062 shares

###

[Brief English Translation of original release in Japanese]

For Immediate Release

November 12, 2004

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumisho Metalex Corporation is to become Sumitomo Corporation's wholly owned subsidiary through a stock-for-stock merger transaction

Regarding the above subject, in addition to the former statement dated on October 1st ,2004 We are pleased to inform you of the Exchange ratio of the stock-for-stock transaction as follows.

<Exchange Ratio>

The shareholders of Sumisho Metalex Corporation shall receive Sumitomo corporation stock in accordance with the following ratio:

Sumitomo Corporation : Sumisho Metalex Corporation = 1 : 0.834

i.e For one Sumisho Metalex Corporation stock, 0.834 Sumitomo Corporation stock will be allotted. However, 6,949,000 shares of Sumisho Metalex Corporation stock, which are already owned by Sumitomo Corporation, will not be subject to the Stock-for-Stock Transaction.

- As the consideration to be received by the shareholders of Sumisho Metalex Corporation, treasury shares of Sumitomo Corporation will be allotted.